

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

Michael S. Rosol, Ph.D.
Chief Medical Officer
Navidea Biopharmaceuticals, Inc.
4995 Bradenton Avenue, Suite 240
Dublin, Ohio 43017

   Re: Navidea Biopharmaceuticals, Inc.
     Registration Statement on Form S-1
     Filed February 14, 2022
     File No. 333-262691

Dear Dr. Rosol:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tim Buchmiller at (202) 551-3635 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: William M. Mower, Esq.